División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) [illegible]
Bolsas:
Teléfonos: (0243) [illegible]

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
2401255 - 2401376 -
C.A.
2474910 - 2401380


06015348


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas July 12th 2006

BEST AVAILABLE COPY

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,





Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, April 27, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Dr. FERNANDO DE CANDIA

In compliance with the provisions set forth under No.4 of Resolution No.177-2005 as of December 8, 2005 of the National Securities and Exchange Commission attached hereto you will find the expanded review by our External Auditors Lara Marambio & Asociados including the following information:

4.- Audited financial statements by Lara Marambio & Asociados at December 31, 2005 and 2004.

5. Special Report by auditors Lara Marambio & Asociados in regard to implementation of the International Financial Reporting Standards (IFRS) at December 31, 2004 and 2005.

6. Minutes of General Shareholders´ Meeting of the company as of April 21, 2006 approving the financial statements and the income statement, with the early adoption of the International Financial Reporting Standards (IFRS).

Having no further matter to discuss,


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Sincerely,

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President

Phone 02129012335 Fax 0212-9012317

Translator's note:

At the upper right margin of the pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 April 27 AM 10:37. FILE. RECEIVED." --

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements for the years ended at December 31, 2005 and 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2005 and 2004, and of the consolidated associated income statements, of flows in equity accounts and of cash


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flows for the years ended on those dates, in bolivars and according to International Accounting Standards (IAS). These financial statements were prepared by and are the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards (IAS).

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV). As demanded for by IAS 1, consolidated financial statements and their explanatory notes for the year 2004 prior reported in our report dated February 14, 2005 were restated to adapt them to the base used to report the year 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10171


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JUDITH X. HERNANDEZ MORA

C.N.V. No.S-796

Valencia – Venezuela, February 24, 2006 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2005	2004
ASSETS			
NON-CURRENT ASSETS:			
Properties, plant and equipment – net	2	432,900,402	444,876,361
Participations in associates and joint business	3	1,040,295	1,847,041
Total non-current assets		433,940,697	446,723,402
CURRENT ASSETS:			
Expenses paid in advance		1,111,934	698,345
Inventories	4	57,511,130	32,771,083
Advances to suppliers		3,520,063	3.852.252
Bills and accounts receivable – net	5	95,337,271	79,397,112
Investments available for sale	6	8,816,776	899,770
Cash and cash equivalent	7	16,111,833	22,499,405
Total current assets		182,409,007	140,117,967
TOTAL		616,349,704	586,841,369
SHAREHOLDERS´ EQUITY AND LIABILITIES			
SHAREHOLDERS´ EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690
Accrued result from translation of foreign subsidiary and joint business abroad		206,308	28,224
Retained earnings:			


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	Notes	2005	2004
Legal reserve		6,963,269	6,963,269
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551
Undistributed		227,169,429	237,211,354
Non- realized result on investments	6	(999,188)	156,935
Total shareholders´ equity		422,566,059	433,586,023
NON-CURRENT LIABILITY			
Provision for severance benefits, long-term advances net		3,572,106	2,487,419
Deferred income tax	11	54,549,608	67,234,527
Total non-current liabilities		58,121,714	69,721,946
CURRENT LIABILITY:			
Provision for seniority payment, short-term advances net		3,869,781	2,694,707
Bills payable	10	-	2,486,040
Commercial papers	10	2,946,531	2,890,210
Short term loans	10	47,019,985	13,459,268
Dividends payable	8	8,733,509	4,145,728
Tax income payable	11	293,748	14,742,783
Accounts payable	12	72,798,377	43,114,667
Total current liability		135,661,931	83,533,400
Total liability		193,783,645	153,255,346
TOTAL		616,349,707	586,841,369

See Notes to the consolidated financial statements ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

Notes	2005	2004


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Income for sales	13	375,060,280	383,152,932
Sales cost	14	284,444,405	270,855,826
Gross income		90,615,875	112,297,106
Cost and expenses:			
Sales expenses	14	30,939,453	22,282,173
Overheads and administrative expenses	14 and 18	18,985,181	17,608,086
Income form selling assets		-	(341,751)
		49,924,634	39,548,508
Income from operations		40,691,241	72,748,598
Participation in results from joint business	3	(919,621)	(369,267)
Financial costs		(4,664,484)	(3,013,243)
Financial incomes		678,654	445,324
Exchange differences – net	20	3,565,400	2,954,693
Loss from swap operations with securities		(3,671,665)	(7,411,275)
Other income (expenditure):			
Provision for investments		-	366,311
Net loss in hedge agreement in foreign currency		-	(417,348)
ADR commissions		(505,370)	(646,810)
Bank debit tax		(3,089,757)	(3,105,931)
Others – net		(623,152)	561,252
		(9,292,995)	(10,636,294)
Income before taxes		31,461,246	62,112,304
Income tax	11	4,377,017	(8,425,242)
Net income		35,838,263	53,867,062
Net income per share:			
Basic	1	15.62	23.40
Diluted	1	15.62	23.40

See Notes to the consolidated financial statements.--

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto)


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JUDITH X. HERNANDEZ

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousands of bolivars)

	Notes	2005	2004
OPERATING ACTIVITIES:			
Net income		35,838,263	53,687,062
Adjustments to reconcile the net income with the cash provided for by operating activities:			
Exchange differences - net	20	(3,565,400)	(2,954,693)
Participation in results from joint business		919,621	369,267
Deferred income tax	11	(12,684,919)	(10,838,938)
Tax provision	11	8,307,902	19,264,180
Result non-realized in investments		(1,156,123)	156,935
Result from translation of subsidiary and joint business		(803,587)	(1,876,643)
Result from selling property, plant and equipment	2	-	341,751
Financial costs		4,664,484	3,013,243
Financial income		(678,654)	(445,324)
Depreciation	2	22,299,074	21,584,495
Operating cash flows before movements of working capital		53,140,661	82,301,335
Changes in operating assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(12,204,966)	(23,103,766)
Advances to suppliers		1,873,901	(600,012)
Inventories		(24,740,047)	6,146,674
Expenses paid in advance		(413,589)	108,981
Increase (reduction) in:			


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JUDITH X. HERNANDEZ

Accounts payable		26,397,944	(8,106,374)
Provision for seniority payment, net payment		2,259,764	696,779
Paid interests		(3,246,770)	(2,751,837)
Collected taxes		678,654	445,324
Paid taxes		(22,756,937)	(11,182,257)
Net cash provided for operating activities		20,988,615	43,954,847
INVESTMENT ACTIVITIES:			
Increase in investments available for sale	6	(7,917,006)	(791,970)
Acquisition of property, plant and equipment	2	(9,454,319)	(12,825,486)
Net cash used in investment activities		(17,371,325)	(13,617,456)
FINANCING ACTIVITIES:			
Increase in short-term loans	10	31,143,003	2,518,700
Amount of commercial papers issuing	10	8,808,700	11,937,900
Amortization of commercial papers	10	(8,752,379)	(14,475,232)
(Reduction) increase in bills payable	10	(2,486,040)	1,263,309
Cash dividends	8	(41,292,407)	(26,267,362)
Net cash used in financial activities		(11,579,123)	(25,022,685)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(7,961,833)	5,314,706
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	1,574,261	3,418,780
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	22,499,405	13,765,919
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		16,111,833	22,499,405

See notes to the consolidated financial statements ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thosand bolivars)


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1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

Note 22 shows the reconciliation demanded by the IAS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.


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January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the demands by the IAS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IAS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IAS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),


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- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.


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As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Entity	% of Voting Rights	Reason why it is considered Associated
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations


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		of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.


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Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.


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If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.


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The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of


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market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.


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n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,


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- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.


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s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the


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initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)
Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for					


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translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):


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	2005	2004
Participation in associated companies	-	-
Participation in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761
		1,040,295	1,847,041

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million, respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):


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	2005	2004
Current assets	12,414	10,533
Total assets	17,533	16,488
Current liability	14,568	11,619
Shareholders' equity	2,096	3,939
Total liabilities and shareholders' equity	17,533	16,488
Net sales	29,986	24,553
Loss from operations	(1,413)	(101)
Net loss	(2,141)	(1,690)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2005	2004
Finished products	20,656,984	8,688,241
In-process products	366,120	73,411
Raw materials	18,567,845	17,322,102
Spare parts	6,998,642	5,661,140
In-transit inventory	12,584,822	3,081,668
	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(2,055,479)
	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2005	2004
Initial balance	(2,055,479)	(1,080,000)
Provision	-	(975,479)
Reverse	392,196	-
Final balance	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2005	2004
Commercial	56,958,238	62,507,057
Related companies (Note 17)	12,413,496	10,946,691
Employees	429,642	482,280
Sundry debtors	872,084	599,333
Income tax paid in advance	2,400,339	-
VAT – paid in excess (Note 11)	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,492,571	-
Guaranteed deposits	7,523,954	2,533,503
	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,657,917)	(1,949,040)
	95,337,271	79,397,112

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.


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For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2005	2004
Initial balance	(1,949,040)	(2,999,993)
Provision	(772,485)	(1,207,193)
Sanctions	1,063,608	2,258,146
	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2005	2004
Investment and shares available for sale	902,184	899,770
Bonds available for sale	7,914,592	-
	8,816,776	899,770

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2005	2004
Investment portfolio	759,578	677,749
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	222,021
Corporación Forestal Venezuela, C.A.	47,817	47,817
	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)
	902,184	899,770


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders' equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2005	2004
Investment and shares available for sale	77,520	156,935


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Bonds available for sale	(1,076,708)	
	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2005	2004
Cash and cash in banks	2,808,221	8,347,453
Bank placements	13,303,612	14,151,952
	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

Securities and Exchange Commission as per official communication No.CNV-OP-033-88 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2005	2004
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(322,884)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	472,575
Simco Recycling Inc.	(275,721)	(121,467)
	206,308	28,224

Cash dividends

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings


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According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).


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c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2004
Issuance of commercial papers	2,946,531	2,890,210
Short-term loans	47,019,985	13,459,268
Documents payable	-	2,486,040
	49,966,516	18,835,518

Issuance of obligations and commercial papers

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2004**	**Live amount of issuance**	**Yearly interest rate (%)**
Bolivars:				
Fixed interest	2,946,531	2,890,210	3,000,000	11.5%

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	2005	2004
Initial balance	2,890,210	2,746,674
Issuances	8,808,700	11,937,900
Repayments	(8,746,600)	(11,803,500)
Net interests	(5,779)	9,136
Final balance	2,946,531	2,890,210

Issued Outstanding commercial papers have February 16, 2006 as maturity date.

For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	47,019,985	13,459,268

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

	2005	2004
Accounts receivable:		
Income tax paid in excess	2,400,339	-
VAT – paid in excess	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,492,571	-
	18,797,774	4,277,288
Accounts payable:		
Income tax payable	293,748	14,742,783
Withheld third-party VAT payable	918,252	740,529
	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2005	2004
Tax on taxable income net	8,820,272	20,223,124
Less:		
Rebate for investments in property, plant and equipment and other credits	(1,341,708)	(366,847)
	7,478,564	19,856,277
Income tax from previous year	829,338	(592,097)
Total current income tax	8,307,902	19,264,180
Deferred income tax	(12,684,919)	(10,838,938)
	(4,377,017)	8,425,242


REPUBLICA DE VENEZUELA
INTERPRETE PÚBLICO

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports



made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

	2005	2004
Liabilities for differed income tax		
Differences based on property, plant and equipment	74,491,457	84,325,609


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

Income from leasing based on cash	1,189,084	829,880
	75,680,541	85,155,489
Assets for differed income tax		
Base differences on inventories	12,316,343	9,244,579
Provisions and allowances	5,231,073	4,643,953
Base differences on investments	1,667,067	3,857,467
Tax losses carryforwards	1,836,373	94,886
Tax credits carryforwards	80,077	80,077
	21,130,933	17,920,962
Net of differed tax	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2005	**2004**
Commercial	53,780,859	27,667,140
Related parts (Note 17)	8,585,122	5,215,910
Others	2,229,675	1,024,093
Withheld VAT from third-parties payable	918,252	740,529
Accumulated expenses payable	7,284,469	8,466,995
	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505 million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2005	2004
Sales of goods	373,406,646	382,426,108
Income from leasing	845,910	231,000
Income from services	807,724	495,824
	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2005	2004
Depreciation and amortization	22,299,074	21,584,495
Cost of inventory acknowledged in results	169,488,295	160,785,492



Employee benefits	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment



Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X HERNANDEZ

Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Liabilities by corporate segments	-	-	-	-	7,657,232
Undistributed corporate liabilities	1,040,295	-	-	-	1,040,295
Total consolidated liabilities	-	-	-	-	616,349,704

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	229,398,076	124,997,520	726,824	-	355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among segments – local	-	-	6,041,004	(6,041,004)	-
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-


REPUBLICA DE
INTERPRETE
PUBLICO
JUDITH X.

Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed corporate liabilities	-	-	-	-	114,788,199
Total consolidated liabilities					153,255,346

16. OPERATING LEASING


REPUBLICA DE
INTERPRETE
PUBLICO

The Company as lessor

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	**2004**
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2004
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,039
Turbogeneradores Maracay, C.A.*	6,921	-
	12,413,496	10,946,691
Accounts payable:		
Simco Recycling, Inc. (joint business)	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	763,250	-
Turboven Maracay Company Inc.*	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	7,195
	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5.349,7 million (some Bs.4,458.1 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	4,814,730	4,012,275
After-employment severance benefits	534,970	445,808
Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations


47
INTERPRETE
PUBLICO

Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)	
	2005	2004
Assets:		
Cash and temporary investments	5,701	10,491
Available investments for sale	4,035	345
Commercial accounts receivable	1,325	8,937
Accounts receivable to related companies	5,600	5,482
Guaranteed deposits	3,500	1,320
Advances to suppliers and sundry debtors	1,372	1,556


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

	21,533	28,131

	(in thousand US$)	
	2005	2004
Liabilities:		
Documents payable	-	1,295
Commercial accounts payable	19,576	11,027
Accounts payable to related companies	2,350	1,369
Accumulated expenses payable and others	1,270	1,736
	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Accounting Standard (IAS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Accounting Standards (IAS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission.

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IAS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IAS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Property, plant and equipment - net	476,304,208	(31,427,847)	1	444,876,361
Spare parts	6,587,480	(6,587,480)	1	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	2	1,847,041
Other assets	1,390,042	(1,390,042)	3	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	4	-
Expenses paid in advance	885,614	(187,269)	9	698,345
Inventories	42,434,480	(9,663,397)	1	32,771,083
Advances to suppliers	4,813,668	(961,416)	5	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	5	79,397,112
Investments available for sale	-	899,770	6	899,770
Cash and cash equivalents	23,142,558	(643,153)	6	22,499,405
Total current assets	161,896,477	(21,778,510)		140,117,967
TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS´ EQUITY	560,670,334	(127,084,311)		433,586,023

	As CNV	Effect for		According to

	standards	transition to IASs		IAS
MINORITY INTERESTS	1,712,875	(1,712,875)	7	
Other liabilities and differed credits	416,821	(416,821)	10	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	9	2,487,419
Lending differed income tax	6,750,000	60,484,527	8	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	7	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	9	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	9	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400
TOTAL LIABILITIES	87,815,198	65,440,148		153,255,346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)		586,841,369

Notes to balance reconciliation:

1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle



established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).

3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IAS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Sales income and others	417,151,665	(33,998,733)	1	383,152,932
Sales cost	290,986,976	(20,131,150)	2	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106
Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	1	22,282,173
Overheads and administrative expenses	17,687,956	(79,870)	6	17,608,086
Income from selling assets	(47,023)	(294,728)	6	(341,751)


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	3	(369,267)
Financial costs	(3,235,011)	221,768	7	(3,013,243)
Financial income	466,638	(21,314)	7	445,324
Exchange differences - net	3,425,910	(471,217)	7	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	4	366,311
Loss in operations with securities	(7,945,773)	534,498	7	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	7	(417,348)
ADR commissions	-	(646,810)	7	(646,810)
Debit tax	(3,329,929)	223,998	7	(3,105,931)
Others – net	109,478	451,774	7	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	5	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	6	(8,425,242)
Net income	47,530,508	6,156,554		53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.
2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).


REPUBLICA DE VENEZ
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IASs		According to IAS
Operating activities –				
Net cash provided for	56,694,850	12,740,003	**1**	43,954,847
Investing activities –				
Net cash used in	(17,980,522)	(4,363,066)	**2**	(13,617,456)
Financing activities –				
Net cash used in	(27,711,221)	(2,688,536)	**3**	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	**3**	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780
Cash increase and cash equivalents	6,855,122	(1,878,364)	**1**	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	**3**	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	**1**	22,499,405

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IAS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IAS 1:

The IAS 1 allows companies to adopt for the first time the IAS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided reverting the accumulated effects for translation of all its foreign affiliates that had been registered.

Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders´ equity:

	January the 1st, 2004	December the 31st, 2004
Shareholders´ equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)

Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 21st, 2006.


REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69,632,690	-	6,963,269	119,593,551	208,758,395	-	404,947,905
Reasonable value of investments available for sale	-	-	-	-	-	156,935	156,935
Result from translation	-	28,224	-	-	-	-	28,224
Losses directly recognized on equity	-	28,224	-	-	-	156,935	185,159
Net income for the year	-	-	-	-	53,687,062	-	53,687,062
Total earnings and losses recognized for the year	-	28,224	-	-	53,687,062	156,935	53,872,221
Decreed dividends	-	-	-	-	(25,234,103)	-	(25,234,103)
BALANCES AT DECEMBER 31, 2004	69,632,690	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Reasonable value of investments available for sale	-	-	-	-	-	(1,156,123)	(1,156,123)
Result from translation	-	178,084	-	-	-		178,084
Losses directly recognized on equity	-	178,084	-	-	-	(1,156,123)	(978,039)
Net income for the year	-	-	-	-	35,838,263	-	35,838,263
Total earnings and losses recognized for the year	-	178,084	-	-	35,838,263	(1,156,123)	34,860,224
Decreed dividends	-	-	-	-	(45,880,188)	-	(45,880,188)
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059

See notes to the consolidated financial statements.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 27 de abril de 2006.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **DR. FERNANDO DE CANDIA**

Cumpliendo con lo establecido en el punto No 4 de la Resolución No 177-2005 de fecha 08 de Diciembre de 2005 de la Comisión Nacional de Valores, anexo encontrarán la revisión ampliada por parte de nuestros Auditores Externos Lara Marambio & Asociados contentiva de la siguiente información:

4- Estados Financieros auditados por Lara Marambio & Asociados al 31 de Diciembre de 2005 y 2004.

5- Informe Especial de los auditores Lara Marambió & Asociados con relación a la implementación de las Normas de Información Financiera (NIIF) al 31 de Diciembre de 2005 y 2004

6- Acta de Asamblea General de Accionistas de la sociedad mercantil de fecha 21 de abril de 2006 donde se aprobó los Estados Financieros y los Resultados, con la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF)

Sin más que agregar

Atentamente

Juan Antonio Lovera
V.P Corporativa de Finanzas
jlovera@manpa.com.ve
Teléfono: 0212.901.23.35 Fax:0212.901.23.17

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2005 y 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Deloitte.

Lara Marambio & Asociados
Torre Corp Banca, Piso 21,
Av. Blandín, La Castellana
Caracas 1060 - Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados y de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, en bolívares y según Normas Internacionales de Información Financiera (NIIF). Estos estados financieros consolidados fueron preparados por, y son responsabilidad de, la gerencia de la Compañía. Nuestra responsabilidad es expresar una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera (NIIF).

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV). Conforme con lo exigido en la NIIF 1, los estados financieros consolidados y sus notas explicativas del año 2004, previamente reportados en nuestro informe de fecha 14 de febrero de 2005, fueron reestructurados para adecuarlos a la misma base utilizada para reportar el año 2005.

LARA MARAMBIO & ASOCIADOS



Henry M. Sardo
Contador Público
CPC Nº 10.171
CNV Nº S–796

Venezuela, 24 de febrero de 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.040.295	1.847.041
Total activo no corriente		433.940.697	446.723.402
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		1.111.934	698.345
Inventarios	4	57.511.130	32.771.083
Anticipos a proveedores		3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	95.337.271	79.397.112
Inversiones disponibles para la venta	6	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	16.111.833	22.499.405
Total activo corriente		182.409.007	140.117.967
TOTAL		616.349.704	586.841.369
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	28.224
Utilidades retenidas:			
Reserva legal		6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		227.169.429	237.211.354
Resultado no realizado en inversiones	6	(999.188)	156.935
Total patrimonio		422.566.059	433.586.023
PASIVO NO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		3.572.106	2.487.419
Impuesto sobre la renta diferido	11	54.549.608	67.234.527
Total pasivo no corriente		58.121.714	69.721.946
PASIVO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		3.869.781	2.694.704
Documentos por pagar	10	-	2.486.040
Papeles comerciales	10	2.946.531	2.890.210
Préstamos a corto plazo	10	47.019.985	13.459.268
Dividendos por pagar	8	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	293.748	14.742.783
Cuentas por pagar	12	72.798.377	43.114.667
Total pasivo corriente		135.661.931	83.533.400
Total pasivo		193.783.645	153.255.346
TOTAL		616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
Ingresos por ventas	13	375.060.280	383.152.932
Costo de ventas	14	284.444.405	270.855.826
Utilidad bruta		90.615.875	112.297.106
Costos y gastos:			
Gastos de ventas	14	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	18.985.181	17.608.086
Utilidad en venta de activos		-	(341.751)
		49.924.634	39.548.508
Utilidad en operaciones		40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	(919.621)	(369.267)
Costos financieros		(4.664.484)	(3.013.243)
Ingresos financieros		678.654	445.324
Diferencias en cambio - neto	20	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(3.671.665)	(7.411.275)
Otros ingresos (egresos):			
Provisión para inversiones		-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	(417.348)
Comisiones ADR		(505.370)	(646.810)
Impuesto al débito bancario		(3.089.757)	(3.105.931)
Otros - neto		(623.152)	561.252
		(9.229.995)	(10.636.294)
Utilidad antes de impuestos		31.461.246	62.112.304
Impuesto sobre la renta	11	4.377.017	(8.425.242)
Utilidad neta		35.838.263	53.687.062
Utilidad neta por acción:			
Básica	1	15,62	23,40
Diluida	1	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

				Utilidades retenidas			
	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVIDADES OPERACIONALES:			
Utilidad neta		35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Diferencias en cambio - neto	20	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		919.621	369.267
Impuesto sobre la renta diferido	11	(12.684.919)	(10.838.938)
Provisión para impuestos	11	8.307.902	19.264.180
Resultado no realizado en inversiones		(1.156.123)	156.935
Resultado por traducción de filial y negocios conjuntos		(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	341.751
Costos financieros		4.664.484	3.013.243
Ingresos financieros		(678.654)	(445.324)
Depreciación	2	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		53.140.661	82.301.335
Cambios en activos y pasivos operacionales:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(12.204.966)	(23.103.766)
Anticipos a proveedores		1.873.901	(600.012)
Inventarios		(24.740.047)	6.146.674
Gastos pagados por anticipado		(413.589)	108.981
Aumento (disminución) en:			
Cuentas por pagar		26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		2.259.764	696.779
Intereses pagados		(3.246.770)	(2.751.837)
Intereses cobrados		678.654	445.324
Impuestos pagados		(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:			
Aumento en inversiones disponibles para la venta	6	(7.917.006)	(791.970)
Adquisición de propiedades, planta y equipo	2	(9.454.319)	(12.825.486)
Efectivo neto usado por las actividades de inversión		(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento en préstamos a corto plazo	10	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	8.808.700	11.937.900
Amortización de papeles comerciales	10	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	(2.486.040)	1.263.309
Dividendos en efectivo	8	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		16.111.833	22.499.405

Ver notas a los estados financieros consolidados

(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2004, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa al año 2005.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 1 de enero de 2006:

- NIIF 7 – Instrumentos financieros - información a revelar.
- IFRIC 4 – Determinación de si un contrato contiene un arrendamiento.
- Revisión de la NIC 1 – Presentación de los estados financieros - información a revelar sobre el capital.
- Revisión de la NIC 39 – Instrumentos financieros - reconocimiento y valoración.

La gerencia de la Compañía está en proceso de evaluar los impactos de las normas anteriores sobre los estados financieros consolidados adjuntos.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2004, preparados de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, fueron aprobados por la Asamblea de Accionistas el 17 de marzo de 2005. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2005, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

  - Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
  - La vida útil de las propiedades, planta y equipo (Notas 2),
  - La valoración del fondo de comercio (Nota 3),
  - Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
  - Acumulaciones estimadas por pagar (Nota 12),
  - Probabilidad de las contingencias (Notas 11 y 21),
  - Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
  - Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

  A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un

50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

   Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

   Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

   Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	**% de derechos a voto**	**Razón por la que no se considera Asociada**
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2005 y 2004, la tasa promedio anual de interés fue de 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	1.040.295	1.847.041
	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.473.021	2.957.761
		1.040.295	1.847.041

Al 31 de diciembre de 2005 y 2004, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (919,6) millones y Bs. (369,3) millones, respectivamente.

Los estados financieros combinados condensados más recientes, se resumen a continuación (en millones de bolívares):

	2005	2004
Activo circulante	12.414	10.533
Total activo	17.533	16.488
Pasivo circulante	14.568	11.619
Patrimonio	2.096	3.939
Total pasivo y patrimonio	17.533	16.488
Ventas netas	29.986	24.553
Pérdida en operaciones	(1.413)	(101)
Pérdida neta	(2.141)	(1.690)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2005	2004
Productos terminados	20.656.984	8.688.241
Productos en proceso	366.120	73.411
Materias primas	18.567.845	17.322.102
Repuestos	6.998.642	5.661.140
Inventario en tránsito	12.584.822	3.081.668
	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(2.055.479)
	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2005	2004
Saldo inicial	(2.055.479)	(1.080.000)
Provisión	-	(975.479)
Reverso	392.196	-
Saldo final	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	12.413.496	10.946.691
Empleados	429.642	482.280
Deudores diversos	872.084	599.333
Impuesto sobre la renta pagado por anticipado	2.400.339	-
IVA – pagado en exceso (Nota 11)	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.492.571	-
Depósitos dados en garantía	7.523.954	2.533.503
	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.657.917)	(1.949.040)
	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	(1.949.040)	(2.999.993)
Provisión	(772.485)	(1.207.193)
Castigos	1.063.608	2.258.146
Saldo final	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2005	2004
Inversiones y acciones disponibles para la venta	902.184	899.770
Bonos disponibles para la venta	7.914.592	-
	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2005	2004
Portafolio de inversión	759.578	677.749
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817
	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)
	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2005	2004
Inversiones y acciones disponibles para la venta	77.520	156.935
Bonos disponibles para la venta	(1.076.708)	-
	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2005	2004
Efectivo en caja y bancos	2.808.221	8.347.453
Colocaciones bancarias	13.303.612	14.151.952
	16.111.833	22.499.405

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, Al 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(322.884)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	472.575
Simco Recycling Inc.	(275.721)	(121.467)
	206.308	28.224

Dividendos en efectivo

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 31 de diciembre, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Emisión de papeles comerciales	2.946.531	2.890.210
Préstamos a corto plazo	47.019.985	13.459.268
Documentos por pagar	-	2.486.040
	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2004	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:				
Interés fijo	2.946.531	2.890.210	3.000.000	11,5%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	2.890.210	2.746.674
Emisiones	8.808.700	11.937.900
Amortizaciones	(8.746.600)	(11.803.500)
Intereses neto	(5.779)	9.136
Saldo final	2.946.531	2.890.210

Los papeles comerciales emitidos en circulación tienen como fecha de vencimiento el 16 de febrero de 2006.

Durante los años terminados el 31 de diciembre de 2005 y 2004, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 332 millones y Bs. 346 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2005	2004
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	47.019.985	13.459.268

Al 31 de diciembre de 2005, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 85.200.000, y tiene disponibles Bs. 17.458.861, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2005	2004
Cuentas por cobrar:		
Impuesto sobre la renta pagado en exceso	2.400.339	-
IVA – pagado en exceso	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.492.571	-
	18.797.774	4.277.288
Cuentas por pagar:		
Impuesto sobre la renta por pagar	293.748	14.742.783
IVA de terceros retenido por pagar	918.252	740.529
	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90

días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2005	2004
Impuesto sobre la renta neta fiscal	8.820.272	20.223.124
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(1.341.708)	(366.847)
	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	829.338	(592.097)
Total impuesto sobre la renta corriente	8.307.902	19.264.180
Impuesto sobre la renta diferido	(12.684.919)	(10.838.938)
	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		2004	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas

transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2005	2004
Pasivo por impuesto sobre la renta diferido		
Diferencias de base sobre propiedades, planta y equipo	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.189.084	829.880
	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido		
Diferencias de base sobre inventarios	12.316.343	9.244.579
Provisiones y apartados	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.667.067	3.857.467
Pérdidas fiscales trasladables	1.836.373	94.886
Créditos fiscales trasladables	80.077	80.077
	21.130.933	17.920.962
Neto de impuesto diferido	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	53.780.859	27.667.140
Partes relacionadas (Nota 17)	8.585.122	5.215.910
Otros	2.229.675	1.024.093
IVA de terceros retenido por pagar	918.252	740.529
Gastos acumulados por pagar	7.284.469	8.466.995
	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2005, el 65% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Ventas de bienes	373.406.646	382.426.108
Ingresos por alquileres	845.910	231.000
Ingresos por servicios	807.724	495.824
	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2005	2004
Depreciación y amortización	22.299.074	21.584.495
Costo de inventario reconocido en resultados	169.488.295	160.785.492
Beneficios a empleados	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2005

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

2004

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 846 millones de bolívares en 2005 (Bs. 231 millones en 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	2004
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2004
Cuentas por cobrar:		
MANPA Centroamérica, C.A. (negocio conjunto)	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.039
Turbogeneradores Maracay, C.A. *	6.921	-
	12.413.496	10.946.691
Cuentas por pagar:		
Simco Recycling, Inc. (negocio conjunto)	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	763.250	-
Turboven Maracay Company Inc. *	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	7.195
	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula N° 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula N° 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4 millones (Bs. 829,9 millones en el año 2004).

Retribuciones salariales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 5.349,7 millones (unos Bs. 4.458,1 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	2004
Retribuciones a corto plazo a administradores	4.814.730	4.012.275
Prestaciones post empleo	534.970	445.808
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2005 y 2004 representan aproximadamente el 20% y 21% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2005	2004
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.701	10.491
Inversiones disponibles para la venta	4.035	345
Cuentas por cobrar comerciales	1.325	8.937
Cuentas por cobrar a compañías relacionadas	5.600	5.482
Depósitos dados en garantía	3.500	1.320
Anticipos a proveedores y deudores diversos	1.372	1.556
	21.533	28.131

	2005	2004
	(En miles de US$)	
Pasivo:		
Documentos por pagar	-	1.295
Cuentas por pagar comerciales	19.576	11.027
Cuentas por pagar a compañías relacionadas	2.350	1.369
Gastos acumulados por pagar y otras	1.270	1.736
	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto

de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) N° 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Propiedades, planta y equipos - neto	476.304.208	(31.427.847)	1	444.876.361
Repuestos	6.587.480	(6.587.480)	1	-
Inversiones en asociadas y negocios conjuntos	4.020.200	(2.173.159)	2	1.847.041
Otros activos	1.390.042	(1.390.042)	3	-
Total activo no corriente	488.301.930	(41.578.528)		446.723.402
Otros activos circulantes	10.325.755	(10.325.755)	4	-
Gastos pagados por anticipado	885.614	(187.269)	9	698.345
Inventarios	42.434.480	(9.663.397)	1	32.771.083
Anticipos a proveedores	4.813.668	(961.416)	5	3.852.252
Efectos y cuentas por cobrar - neto	80.294.402	(897.290)	5	79.397.112
Inversiones disponibles para la venta	-	899.770	6	899.770
Efectivo y equivalentes de efectivo	23.142.558	(643.153)	6	22.499.405
Total activo corriente	161.896.477	(21.778.510)		140.117.967
TOTAL ACTIVO	650.198.407	(63.357.038)		586.841.369
PATRIMONIO DE LOS ACCIONISTAS	560.670.334	(127.084.311)		433.586.023

	Según normas CNV	Efecto transición a NIIF		Según NIIF
INTERESES MINORITARIOS	1.712.875	(1.712.875)	7	-
Otros pasivos y créditos diferidos	416.821	(416.821)	10	-
Apartado para prestaciones de antigüedad a largo plazo	9.691.114	(7.203.695)	9	2.487.419
Impuesto sobre la renta diferido pasivo	6.750.000	60.484.527	8	67.234.527
Total pasivo no corriente	16.857.935	52.864.011		69.721.946
Apartado para prestaciones de antigüedad a corto plazo	-	2.694.704		2.694.704
Cuentas por pagar	36.238.540	6.876.127	7	43.114.667
Documentos por pagar	2.486.040	-		2.486.040
Obligaciones y papeles comerciales	2.937.900	(47.690)	9	2.890.210
Préstamos a corto plazo	561.914	(561.914)		-
Pagarés y sobregiros bancarios	12.800.000	659.268	9	13.459.268
Dividendos por pagar	4.145.728	-		4.145.728
Impuestos por pagar	3.573.156	11.169.627	8	14.742.783
Gastos acumulados por pagar	8.213.985	(8.213.985)	9	-
Total pasivo corriente	70.957.263	12.576.137		83.533.400
TOTAL PASIVO	87.815.198	65.440.148		153.255.346
TOTAL PATRIMONIO Y PASIVO	650.198.407	(63.357.038)		586.841.369

Notas a la conciliación de saldos:

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.
2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).
3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.
4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Ingresos por ventas y otros	417.151.665	(33.998.733)	1	383.152.932
Costo de ventas	290.986.976	(20.131.150)	2	270.855.826
Utilidad bruta	126.164.689	(13.867.583)		112.297.106
Costos y gastos:				
Gastos de ventas	30.507.190	(8.225.017)	1	22.282.173
Gastos generales y administrativos	17.687.956	(79.870)	6	17.608.086
Utilidad en venta de activos	(47.023)	(294.728)	6	(341.751)
Utilidad en operaciones	78.016.566	(5.267.968)		72.748.598
Participaciones en resultados	(3.534.010)	3.164.743	3	(369.267)
Costos financieros	(3.235.011)	221.768	7	(3.013.243)
Ingresos financieros	466.638	(21.314)	7	445.324
Diferencias en cambio - neto	3.425.910	(471.217)	7	2.954.693
Otros ingresos (egresos):				
Provisión para inversiones	3.005.275	(2.638.964)	4	366.311
Pérdida en operaciones con títulos valores	(7.945.773)	534.498	7	(7.411.275)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	-	7	(417.348)
Comisiones ADR	-	(646.810)	7	(646.810)
Impuesto al débito bancario	(3.329.929)	223.998	7	(3.105.931)
Otros – neto	109.478	451.774	7	561.252
Resultado monetario del ejercicio	(2.866.206)	2.866.206	5	-
Utilidad antes de impuestos	63.695.590	(1.583.286)		62.112.304
Impuesto sobre la renta	(16.165.082)	(7.739.840)	6	(8.425.242)
Utilidad neta	47.530.508	6.156.554		53.687.062

Notas a la conciliación de saldos:

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.
3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. Eliminación de efecto por inflación (ver nota 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Actividades operacionales – Efectivo neto provisto	56.694.850	12.740.003	1	43.954.847
Actividades de inversión – Efectivo neto usado	(17.980.522)	(4.363.066)	2	(13.617.456)
Actividades de financiamiento – Efectivo neto usado	(27.711.221)	(2.688.536)	3	(25.022.685)
Efecto de inflación sobre el efectivo y equivalentes de efectivo	(4.147.985)	(4.147.985)	3	-
Efecto de devaluación sobre el efectivo y equivalentes de efectivo	-	(3.418.780)		3.418.780
Aumento de efectivo y equivalentes de efectivo	6.855.122	(1.878.364)	1	8.733.486
Efectivo y equivalentes de efectivo al inicio	16.287.436	2.521.517	3	13.765.919
Efectivo y equivalentes de efectivo al final	23.142.558	643.153	1	22.499.405

Notas a la conciliación de saldos:

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.

  Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de

cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

Impacto de la transición en el patrimonio consolidado:

	1° enero de 2004	**31 diciembre de 2004**
Patrimonio de los accionistas de acuerdo con las normas de la CNV	450.363.074	560.670.334
Registro de impuesto sobre la renta diferido	(76.992.673)	(71.237.333)
Efecto incorporación avalúo de propiedades, planta y equipo	29.842.868	(55.302.446)
Efecto de inflación sobre inventarios finales	(3.871.219)	(2.528.980)
Efecto incorporación de activos netos de Valores y Acciones 3103, C.A.	2.920.001	(5.183.332)
Efecto desconsolidación inventarios de Manpa Centroamérica	(2.772.786)	(3.485.350)
Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products	1.894.989	6.322.470
Efecto de traducción de filiales del exterior	4.158.715	3.486.025
Efecto de inflación sobre otras partidas no monetarias	(50.421)	(236.714)
Efecto de resultado sobre inversiones disponibles para la venta	-	156.935
Otros, neto	(544.643)	924.414
Patrimonio según balance general consolidado bajo NIIF	404.947.905	433.586.023



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, April 27, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

In compliance with the provisions set forth under No.4 of Resolution No.177-2005 as of December 8, 2005 of the National Securities and Exchange Commission attached hereto you will find the expanded review by our External Auditors Lara Marambio & Asociados including the following information:

1.- Audited financial statements by Lara Marambio & Asociados at December 31, 2005 and 2004.

2. Special Report by auditors Lara Marambio & Asociados in regard to implementation of the International Financial Reporting Standards (IFRS) at December 31, 2005 and 2004.

3. Minutes of General Shareholders´ Meeting of the company as of April 21, 2006 approving the financial statements and the income statement, with the early adoption of the International Financial Reporting Standards (IFRS).

Having no further matter to discuss,


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Sincerely,

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President

Phone 02129012335 Fax 0212-9012317

Translator's note:

At the upper right margin of the pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 April 27 AM 10:26. FILE. RECEIVED." --

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements for the years ended at December 31, 2005 and 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2005 and 2004, and of the consolidated associated income statements, of flows in equity accounts and of cash


REPUBLICA DE VENEZUELA
3
INTERPRETE
PUBLICO

flows for the years ended on those dates, in bolivars and according to International Accounting Standards (IAS). These financial statements were prepared by and are the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards (IAS).

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV). As demanded for by IAS 1, consolidated financial statements and their explanatory notes for the year 2004 prior reported in our report dated February 14, 2005 were restated to adapt them to the base used to report the year 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10171


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

C.N.V. No.S-796

Valencia – Venezuela, February 24, 2006 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2005	2004
ASSETS			
NON-CURRENT ASSETS:			
Properties, plant and equipment – net	2	432,900,402	444,876,361
Participations in associates and joint business	3	1,040,295	1,847,041
Total non-current assets		433,940,697	446,723,402
CURRENT ASSETS:			
Expenses paid in advance		1,111,934	698,345
Inventories	4	57,511,130	32,771,083
Advances to suppliers		3,520,063	3.852.252
Bills and accounts receivable – net	5	95,337,271	79,397,112
Investments available for sale	6	8,816,776	899,770
Cash and cash equivalent	7	16,111,833	22,499,405
Total current assets		182,409,007	140,117,967
TOTAL		616,349,704	586,841,369
SHAREHOLDERS´ EQUITY AND LIABILITIES			
SHAREHOLDERS´ EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690
Accrued result from translation of foreign subsidiary and joint business abroad		206,308	28,224
Retained earnings:			


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

	Notes	2005	2004
Legal reserve		6,963,269	6,963,269
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551
Undistributed		227,169,429	237,211,354
Non- realized result on investments	6	(999,188)	156,935
Total shareholders´ equity		422,566,059	433,586,023
NON-CURRENT LIABILITY			
Provision for severance benefits, long-term advances net		3,572,106	2,487,419
Deferred income tax	11	54,549,608	67,234,527
Total non-current liabilities		58,121,714	69,721,946
CURRENT LIABILITY:			
Provision for seniority payment, short-term advances net		3,869,781	2,694,707
Bills payable	10	-	2,486,040
Commercial papers	10	2,946,531	2,890,210
Short term loans	10	47,019,985	13,459,268
Dividends payable	8	8,733,509	4,145,728
Tax income payable	11	293,748	14,742,783
Accounts payable	12	72,798,377	43,114,667
Total current liability		135,661,931	83,533,400
Total liability		193,783,645	153,255,346
TOTAL		616,349,707	586,841,369

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004


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	Note		
Income for sales	13	375,060,280	383,152,932
Sales cost	14	284,444,405	270,855,826
Gross income		90,615,875	112,297,106
Cost and expenses:			
Sales expenses	14	30,939,453	22,282,173
Overheads and administrative expenses	14 and 18	18,985,181	17,608,086
Income form selling assets		-	(341,751)
		49,924,634	39,548,508
Income from operations		40,691,241	72,748,598
Participation in results from joint business	3	(919,621)	(369,267)
Financial costs		(4,664,484)	(3,013,243)
Financial incomes		678,654	445,324
Exchange differences – net	20	3,565,400	2,954,693
Loss from swap operations with securities		(3,671,665)	(7,411,275)
Other income (expenditure):			
Provision for investments		-	366,311
Net loss in hedge agreement in foreign currency		-	(417,348)
ADR commissions		(505,370)	(646,810)
Bank debit tax		(3,089,757)	(3,105,931)
Others – net		(623,152)	561,252
		(9,292,995)	(10,636,294)
Income before taxes		31,461,246	62,112,304
Income tax	11	4,377,017	(8,425,242)
Net income		35,838,263	53,867,062
Net income per share:			
Basic	1	15,62	23,40
Diluted	1	15,62	23,40

See Notes to the consolidated financial statements ---

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto)


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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousands of bolivars)

	Notes	2005	2004
OPERATING ACTIVITIES:			
Net income		35,838,263	53,687,062
Adjustments to reconcile the net income with the cash provided for by operating activities:			
Exchange differences - net	20	(3,565,400)	(2,954,693)
Participation in results from joint business		919,621	369,267
Deferred income tax	11	(12,684,919)	(10,838,938)
Tax provision	11	8,307,902	19,264,180
Result non-realized in investments		(1,156,123)	156,935
Result from translation of subsidiary and joint business		(803,587)	(1,876,643)
Result from selling property, plant and equipment	2	-	341,751
Financial costs		4,664,484	3,013,243
Financial income		(678,654)	(445,324)
Depreciation	2	22,299,074	21,584,495
Operating cash flows before movements of working capital		53,140,661	82,301,335
Changes in operating assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(12,204,966)	(23,103,766)
Advances to suppliers		1,873,901	(600,012)
Inventories		(24,740,047)	6,146,674
Expenses paid in advance		(413,589)	108,981
Increase (reduction) in:			


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JUDITH X. HERNANDEZ MORA

	Note		
Accounts payable		26,397,944	(8,106,374)
Provision for seniority payment, net payment		2,259,764	696,779
Paid interests		(3,246,770)	(2,751,837)
Collected taxes		678,654	445,324
Paid taxes		(22,756,937)	(11,182,257)
Net cash provided for operating activities		20,988,615	43,954,847
INVESTMENT ACTIVITIES:			
Increase in investments available for sale	6	(7,917,006)	(791,970)
Acquisition of property, plant and equipment	2	(9,454,319)	(12,825,486)
Net cash used in investment activities		(17,371,325)	(13,617,456)
FINANCING ACTIVITIES:			
Increase in short-term loans	10	31,143,003	2,518,700
Amount of commercial papers issuing	10	8,808,700	11,937,900
Amortization of commercial papers	10	(8,752,379)	(14,475,232)
(Reduction) increase in bills payable	10	(2,486,040)	1,263,309
Cash dividends	8	(41,292,407)	(26,267,362)
Net cash used in financial activities		(11,579,123)	(25,022,685)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(7,961,833)	5,314,706
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	1,574,261	3,418,780
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	22,499,405	13,765,919
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		16,111,833	22,499,405

See notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thosand bolivars)


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JUDITH X. HERNANDEZ

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

Note 22 shows the reconciliation demanded by the IAS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.


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January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the demands by the IAS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IAS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IAS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),


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- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.


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As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Entity	% of Voting Rights	Reason why it is considered Associated
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations


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		of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.


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Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.


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If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.



The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of


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market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.


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n. *Debt classification as current and non-current* – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. *Provision for seniority payment* – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. *Provisions* – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,


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- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.


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s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the



initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT


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For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)
Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for					


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translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):


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24
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	2005	2004
Participation in associated companies	-	-
Participation in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761
		1,040,295	1,847,041

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million, respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

	2005	2004
Current assets	12,414	10,533
Total assets	17,533	16,488
Current liability	14,568	11,619
Shareholders´ equity	2,096	3,939
Total liabilities and shareholders´ equity	17,533	16,488
Net sales	29,986	24,553
Loss from operations	(1,413)	(101)
Net loss	(2,141)	(1,690)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2005	2004
Finished products	20,656,984	8,688,241
In-process products	366,120	73,411
Raw materials	18,567,845	17,322,102
Spare parts	6,998,642	5,661,140
In-transit inventory	12,584,822	3,081,668
	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(2,055,479)
	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.


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For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2005	2004
Initial balance	(2,055,479)	(1,080,000)
Provision	-	(975,479)
Reverse	392,196	-
Final balance	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2005	2004
Commercial	56,958,238	62,507,057
Related companies (Note 17)	12,413,496	10,946,691
Employees	429,642	482,280
Sundry debtors	872,084	599,333
Income tax paid in advance	2,400,339	-
VAT – paid in excess (Note 11)	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,492,571	-
Guaranteed deposits	7,523,954	2,533,503
	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,657,917)	(1,949,040)
	95,337,271	79,397,112

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2005	2004
Initial balance	(1,949,040)	(2,999,993)
Provision	(772,485)	(1,207,193)
Sanctions	1,063,608	2,258,146
	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2005	2004
Investment and shares available for sale	902,184	899,770
Bonds available for sale	7,914,592	-
	8,816,776	899,770

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2005	2004
Investment portfolio	759,578	677,749
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	222,021
Corporación Forestal Venezuela, C.A.	47,817	47,817
	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)
	902,184	899,770


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2005	2004
Investment and shares available for sale	77,520	156,935



Bonds available for sale	(1,076,708)	-
	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2005	2004
Cash and cash in banks	2,808,221	8,347,453
Bank placements	13,303,612	14,151,952
	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National


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Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2005	2004
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(322,884)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	472,575
Simco Recycling Inc.	(275,721)	(121,467)
	206,308	28,224

Cash dividends

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings



According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).


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c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2004
Issuance of commercial papers	2,946,531	2,890,210
Short-term loans	47,019,985	13,459,268
Documents payable	-	2,486,040
	49,966,516	18,835,518

Issuance of obligations and commercial papers

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2004**	**Live amount of issuance**	**Yearly interest rate (%)**
Bolivars:				
Fixed interest	2,946,531	2,890,210	3,000,000	11.5%

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	2005	2004
Initial balance	2,890,210	2,746,674
Issuances	8,808,700	11,937,900
Repayments	(8,746,600)	(11,803,500)
Net interests	(5,779)	9,136
Final balance	2,946,531	2,890,210

Issued Outstanding commercial papers have February 16, 2006 as maturity date.

For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	47,019,985	13,459,268

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration


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Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

	2005	2004
Accounts receivable:		
Income tax paid in excess	2,400,339	-
VAT – paid in excess	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,492,571	-
	18,797,774	4,277,288
Accounts payable:		
Income tax payable	293,748	14,742,783
Withheld third-party VAT payable	918,252	740,529
	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2005	2004
Tax on taxable income net	8,820,272	20,223,124
Less:		
Rebate for investments in property, plant and equipment and other credits	(1,341,708)	(366,847)
	7,478,564	19,856,277
Income tax from previous year	829,338	(592,097)
Total current income tax	8,307,902	19,264,180
Deferred income tax	(12,684,919)	(10,838,938)
	(4,377,017)	8,425,242


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For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports


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made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

	2005	2004
Liabilities for differed income tax		
Differences based on property, plant and equipment	74,491,457	84,325,609


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Income from leasing based on cash	1,189,084	829,880
	75,680,541	85,155,489
Assets for differed income tax		
Base differences on inventories	12,316,343	9,244,579
Provisions and allowances	5,231,073	4,643,953
Base differences on investments	1,667,067	3,857,467
Tax losses carryforwards	1,836,373	94,886
Tax credits carryforwards	80,077	80,077
	21,130,933	17,920,962
Net of differed tax	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2005	2004
Commercial	53,780,859	27,667,140
Related parts (Note 17)	8,585,122	5,215,910
Others	2,229,675	1,024,093
Withheld VAT from third-parties payable	918,252	740,529
Accumulated expenses payable	7,284,469	8,466,995
	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505 million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.


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- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2005	2004
Sales of goods	373,406,646	382,426,108
Income from leasing	845,910	231,000
Income from services	807,724	495,824
	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2005	2004
Depreciation and amortization	22,299,074	21,584,495
Cost of inventory acknowledged in results	169,488,295	160,785,492


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Employee benefits	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment


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Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Liabilities by corporate segments	-	-	-	-	7,657,232
Undistributed corporate liabilities	1,040,295	-	-	-	1,040,295
Total consolidated liabilities	-	-	-	-	616,349,704

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	229,398,076	124,997,520	726,824	-	355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among segments – local	-	-	6,041,004	(6,041,004)	-
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-


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Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed corporate liabilities	-	-	-	-	114,788,199
Total consolidated liabilities					153,255,346

16. OPERATING LEASING


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JUDITH X. HERNANDEZ

The Company as lessor

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	**2004**
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2004
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,039
Turbogeneradores Maracay, C.A.*	6,921	-
	12,413,496	10,946,691
Accounts payable:		
Simco Recycling, Inc. (joint business)	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	763,250	-
Turboven Maracay Company Inc.*	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	7,195
	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors


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Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5.349,7 million (some Bs.4,458.1 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	4,814,730	4,012,275
After-employment severance benefits	534,970	445,808
Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices


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The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations


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Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)	
	2005	2004
Assets:		
Cash and temporary investments	5,701	10,491
Available investments for sale	4,035	345
Commercial accounts receivable	1,325	8,937
Accounts receivable to related companies	5,600	5,482
Guaranteed deposits	3,500	1,320
Advances to suppliers and sundry debtors	1,372	1,556


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	21,533	28,131

	(in thousand US$)	
	2005	2004
Liabilities:		
Documents payable	-	1,295
Commercial accounts payable	19,576	11,027
Accounts payable to related companies	2,350	1,369
Accumulated expenses payable and others	1,270	1,736
	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).


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Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Accounting Standard (IAS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Accounting Standards (IAS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in


REPUBLICA DE VENEZUELA
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compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission.

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IAS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IAS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Property, plant and equipment - net	476,304,208	(31,427,847)	1	444,876,361
Spare parts	6,587,480	(6,587,480)	1	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	2	1,847,041
Other assets	1,390,042	(1,390,042)	3	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	4	-
Expenses paid in advance	885,614	(187,269)	9	698,345
Inventories	42,434,480	(9,663,397)	1	32,771,083
Advances to suppliers	4,813,668	(961,416)	5	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	5	79,397,112
Investments available for sale	-	899,770	6	899,770
Cash and cash equivalents	23,142,558	(643,153)	6	22,499,405
Total current assets	161,896,477	(21,778,510)		140,117,967
TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS´ EQUITY	560,670,334	(127,084,311)		433,586,023

	As CNV	Effect for		According to


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

	standards	transition to IASs		IAS
MINORITY INTERESTS	1,712,875	(1,712,875)	**7**	
Other liabilities and differed credits	416,821	(416,821)	**10**	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	**9**	2,487,419
Lending differed income tax	6,750,000	60,484,527	**8**	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	**7**	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	**9**	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	**9**	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400
TOTAL LIABILITIES	87,815,198	65,440,148		153,255,346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)		586,841,369

Notes to balance reconciliation:

1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle


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established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).

3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IAS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Sales income and others	417,151,665	(33,998,733)	**1**	383,152,932
Sales cost	290,986,976	(20,131,150)	**2**	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106
Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	**1**	22,282,173
Overheads and administrative expenses	17,687,956	(79,870)	**6**	17,608,086
Income from selling assets	(47,023)	(294,728)	**6**	(341,751)


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	3	(369,267)
Financial costs	(3,235,011)	221,768	7	(3,013,243)
Financial income	466,638	(21,314)	7	445,324
Exchange differences - net	3,425,910	(471,217)	7	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	4	366,311
Loss in operations with securities	(7,945,773)	534,498	7	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	7	(417,348)
ADR commissions	-	(646,810)	7	(646,810)
Debit tax	(3,329,929)	223,998	7	(3,105,931)
Others – net	109,478	451,774	7	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	5	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	6	(8,425,242)
Net income	47,530,508	6,156,554		53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.
2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).


INTERPRETE PÚBLICO

6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IASs		According to IAS
Operating activities –				
Net cash provided for	56,694,850	12,740,003	**1**	43,954,847
Investing activities –				
Net cash used in	(17,980,522)	(4,363,066)	**2**	(13,617,456)
Financing activities –				
Net cash used in	(27,711,221)	(2,688,536)	**3**	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	**3**	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780
Cash increase and cash equivalents	6,855,122	(1,878,364)	**1**	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	**3**	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	**1**	22,499,405

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IAS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.



Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IAS 1:

The IAS 1 allows companies to adopt for the first time the IAS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided reverting the accumulated effects for translation of all its foreign affiliates that had been registered.

Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders´ equity:

	January the 1st, 2004	December the 31st, 2004
Shareholders´ equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)

Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 27th, 2006.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69,632,690	-	6,963,269	119,593,551	208,758,395	-	404,947,905
Reasonable value of investments available for sale	-	-	-	-	-	156,935	156,935
Result from translation	-	28,224	-	-	-	-	28,224
Losses directly recognized on equity	-	28,224	-	-	-	156,935	185,159
Net income for the year	-	-	-	-	53,687,062	-	53,687,062
Total earnings and losses recognized for the year	-	28,224	-	-	53,687,062	156,935	53,872,221
Decreed dividends	-	-	-	-	(25,234,103)	-	(25,234,103)
BALANCES AT DECEMBER 31, 2004	69,632,690	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Reasonable value of investments available for sale	-	-	-	-	-	(1,156,123)	(1,156,123)
Result from translation	-	178,084	-	-	-		178,084
Losses directly recognized on equity	-	178,084	-	-	-	(1,156,123)	(978,039)
Net income for the year	-	-	-	-	35,838,263	-	35,838,263
Total earnings and losses recognized for the year	-	178,084	-	-	35,838,263	(1,156,123)	34,860,224
Decreed dividends	-	-	-	-	(45,880,188)	-	(45,880,188)
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059

See notes to the consolidated financial statements.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 27 de abril de 2006.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **REGISTRO NACIONAL DE VALORES**

Cumpliendo con lo establecido en el punto No 4 de la Resolución No 177-2005 de fecha 08 de Diciembre de 2005 de la Comisión Nacional de Valores, anexo encontrarán la revisión ampliada por parte de nuestros Auditores Externos Lara Marambio & Asociados contentiva de la siguiente información:

1- Estados Financieros auditados por Lara Marambio & Asociados al 31 de Diciembre de 2005 y 2004.

2- Informe Especial de los auditores Lara Marambió & Asociados con relación a la implementación de las Normas de Información Financiera (NIIF) al 31 de Diciembre de 2005 y 2004

3- Acta de Asamblea General de Accionistas de la sociedad mercantil de fecha 21 de abril de 2006 donde se aprobó los Estados Financieros y los Resultados, con la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF)

Sin más que agregar

Atentamente

Juan Antonio Lovera
V.P Corporativa de Finanzas
jlovera@manpa.com.ve
Teléfono: 0212.901.23.35 Fax:0212.901.23.17

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2005 y 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Deloitte.

Lara Marambio & Asociados
Torre Corp Banca, Piso 21,
Av. Blandín, La Castellana
Caracas 1060 - Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados y de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, en bolívares y según Normas Internacionales de Información Financiera (NIIF). Estos estados financieros consolidados fueron preparados por, y son responsabilidad de, la gerencia de la Compañía. Nuestra responsabilidad es expresar una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera (NIIF).

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones N° 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV). Conforme con lo exigido en la NIIF 1, los estados financieros consolidados y sus notas explicativas del año 2004, previamente reportados en nuestro informe de fecha 14 de febrero de 2005, fueron reestructurados para adecuarlos a la misma base utilizada para reportar el año 2005.

LARA MARAMBIO & ASOCIADOS



Henry M. Sardo
Contador Público
CPC N° 10.171
CNV N° S–796

Venezuela, 24 de febrero de 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.040.295	1.847.041
Total activo no corriente		433.940.697	446.723.402
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		1.111.934	698.345
Inventarios	4	57.511.130	32.771.083
Anticipos a proveedores		3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	95.337.271	79.397.112
Inversiones disponibles para la venta	6	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	16.111.833	22.499.405
Total activo corriente		182.409.007	140.117.967
TOTAL		616.349.704	586.841.369
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	28.224
Utilidades retenidas:			
Reserva legal		6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		227.169.429	237.211.354
Resultado no realizado en inversiones	6	(999.188)	156.935
Total patrimonio		422.566.059	433.586.023
PASIVO NO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		3.572.106	2.487.419
Impuesto sobre la renta diferido	11	54.549.608	67.234.527
Total pasivo no corriente		58.121.714	69.721.946
PASIVO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		3.869.781	2.694.704
Documentos por pagar	10	-	2.486.040
Papeles comerciales	10	2.946.531	2.890.210
Préstamos a corto plazo	10	47.019.985	13.459.268
Dividendos por pagar	8	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	293.748	14.742.783
Cuentas por pagar	12	72.798.377	43.114.667
Total pasivo corriente		135.661.931	83.533.400
Total pasivo		193.783.645	153.255.346
TOTAL		616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
Ingresos por ventas	13	375.060.280	383.152.932
Costo de ventas	14	284.444.405	270.855.826
Utilidad bruta		90.615.875	112.297.106
Costos y gastos:			
Gastos de ventas	14	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	18.985.181	17.608.086
Utilidad en venta de activos		-	(341.751)
		49.924.634	39.548.508
Utilidad en operaciones		40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	(919.621)	(369.267)
Costos financieros		(4.664.484)	(3.013.243)
Ingresos financieros		678.654	445.324
Diferencias en cambio - neto	20	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(3.671.665)	(7.411.275)
Otros ingresos (egresos):			
Provisión para inversiones		-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	(417.348)
Comisiones ADR		(505.370)	(646.810)
Impuesto al débito bancario		(3.089.757)	(3.105.931)
Otros - neto		(623.152)	561.252
		(9.229.995)	(10.636.294)
Utilidad antes de impuestos		31.461.246	62.112.304
Impuesto sobre la renta	11	4.377.017	(8.425.242)
Utilidad neta		35.838.263	53.687.062
Utilidad neta por acción:			
Básica	1	15,62	23,40
Diluida	1	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

			Utilidades retenidas				
	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVIDADES OPERACIONALES:			
Utilidad neta		35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Diferencias en cambio - neto	20	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		919.621	369.267
Impuesto sobre la renta diferido	11	(12.684.919)	(10.838.938)
Provisión para impuestos	11	8.307.902	19.264.180
Resultado no realizado en inversiones		(1.156.123)	156.935
Resultado por traducción de filial y negocios conjuntos		(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	341.751
Costos financieros		4.664.484	3.013.243
Ingresos financieros		(678.654)	(445.324)
Depreciación	2	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		53.140.661	82.301.335
Cambios en activos y pasivos operacionales:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(12.204.966)	(23.103.766)
Anticipos a proveedores		1.873.901	(600.012)
Inventarios		(24.740.047)	6.146.674
Gastos pagados por anticipado		(413.589)	108.981
Aumento (disminución) en:			
Cuentas por pagar		26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		2.259.764	696.779
Intereses pagados		(3.246.770)	(2.751.837)
Intereses cobrados		678.654	445.324
Impuestos pagados		(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:			
Aumento en inversiones disponibles para la venta	6	(7.917.006)	(791.970)
Adquisición de propiedades, planta y equipo	2	(9.454.319)	(12.825.486)
Efectivo neto usado por las actividades de inversión		(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento en préstamos a corto plazo	10	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	8.808.700	11.937.900
Amortización de papeles comerciales	10	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	(2.486.040)	1.263.309
Dividendos en efectivo	8	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		16.111.833	22.499.405

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004 (En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2004, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa al año 2005.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 1 de enero de 2006:

- NIIF 7 – Instrumentos financieros - información a revelar.
- IFRIC 4 – Determinación de si un contrato contiene un arrendamiento.
- Revisión de la NIC 1 – Presentación de los estados financieros - información a revelar sobre el capital.
- Revisión de la NIC 39 – Instrumentos financieros - reconocimiento y valoración.

La gerencia de la Compañía está en proceso de evaluar los impactos de las normas anteriores sobre los estados financieros consolidados adjuntos.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2004, preparados de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, fueron aprobados por la Asamblea de Accionistas el 17 de marzo de 2005. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2005, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

  - Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
  - La vida útil de las propiedades, planta y equipo (Notas 2),
  - La valoración del fondo de comercio (Nota 3),
  - Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
  - Acumulaciones estimadas por pagar (Nota 12),
  - Probabilidad de las contingencias (Notas 11 y 21),
  - Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
  - Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

  A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un

50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. *Propiedades, planta y equipo* – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2005 y 2004, la tasa promedio anual de interés fue de 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	1.040.295	1.847.041
	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.473.021	2.957.761
		1.040.295	1.847.041

Al 31 de diciembre de 2005 y 2004, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (919,6) millones y Bs. (369,3) millones, respectivamente.

Los estados financieros combinados condensados más recientes, se resumen a continuación (en millones de bolívares):

	2005	2004
Activo circulante	12.414	10.533
Total activo	17.533	16.488
Pasivo circulante	14.568	11.619
Patrimonio	2.096	3.939
Total pasivo y patrimonio	17.533	16.488
Ventas netas	29.986	24.553
Pérdida en operaciones	(1.413)	(101)
Pérdida neta	(2.141)	(1.690)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2005	2004
Productos terminados	20.656.984	8.688.241
Productos en proceso	366.120	73.411
Materias primas	18.567.845	17.322.102
Repuestos	6.998.642	5.661.140
Inventario en tránsito	12.584.822	3.081.668
	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(2.055.479)
	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2005	2004
Saldo inicial	(2.055.479)	(1.080.000)
Provisión	-	(975.479)
Reverso	392.196	-
Saldo final	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	12.413.496	10.946.691
Empleados	429.642	482.280
Deudores diversos	872.084	599.333
Impuesto sobre la renta pagado por anticipado	2.400.339	-
IVA – pagado en exceso (Nota 11)	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.492.571	-
Depósitos dados en garantía	7.523.954	2.533.503
	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.657.917)	(1.949.040)
	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	(1.949.040)	(2.999.993)
Provisión	(772.485)	(1.207.193)
Castigos	1.063.608	2.258.146
Saldo final	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2005	2004
Inversiones y acciones disponibles para la venta	902.184	899.770
Bonos disponibles para la venta	7.914.592	-
	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2005	2004
Portafolio de inversión	759.578	677.749
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817
	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)
	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2005	2004
Inversiones y acciones disponibles para la venta	77.520	156.935
Bonos disponibles para la venta	(1.076.708)	-
	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2005	2004
Efectivo en caja y bancos	2.808.221	8.347.453
Colocaciones bancarias	13.303.612	14.151.952
	16.111.833	22.499.405

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, Al 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(322.884)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	472.575
Simco Recycling Inc.	(275.721)	(121.467)
	206.308	28.224

Dividendos en efectivo

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 31 de diciembre, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Emisión de papeles comerciales	2.946.531	2.890.210
Préstamos a corto plazo	47.019.985	13.459.268
Documentos por pagar	-	2.486.040
	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2004	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:				
Interés fijo	2.946.531	2.890.210	3.000.000	11,5%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	2.890.210	2.746.674
Emisiones	8.808.700	11.937.900
Amortizaciones	(8.746.600)	(11.803.500)
Intereses neto	(5.779)	9.136
Saldo final	2.946.531	2.890.210

Los papeles comerciales emitidos en circulación tienen como fecha de vencimiento el 16 de febrero de 2006.

Durante los años terminados el 31 de diciembre de 2005 y 2004, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 332 millones y Bs. 346 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2005	2004
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	47.019.985	13.459.268

Al 31 de diciembre de 2005, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 85.200.000, y tiene disponibles Bs. 17.458.861, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2005	**2004**
Cuentas por cobrar:		
Impuesto sobre la renta pagado en exceso	2.400.339	-
IVA – pagado en exceso	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.492.571	-
	18.797.774	4.277.288
Cuentas por pagar:		
Impuesto sobre la renta por pagar	293.748	14.742.783
IVA de terceros retenido por pagar	918.252	740.529
	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90

días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2005	2004
Impuesto sobre la renta neta fiscal	8.820.272	20.223.124
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(1.341.708)	(366.847)
	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	829.338	(592.097)
Total impuesto sobre la renta corriente	8.307.902	19.264.180
Impuesto sobre la renta diferido	(12.684.919)	(10.838.938)
	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		2004	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas

transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2005	2004
Pasivo por impuesto sobre la renta diferido		
Diferencias de base sobre propiedades, planta y equipo	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.189.084	829.880
	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido		
Diferencias de base sobre inventarios	12.316.343	9.244.579
Provisiones y apartados	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.667.067	3.857.467
Pérdidas fiscales trasladables	1.836.373	94.886
Créditos fiscales trasladables	80.077	80.077
	21.130.933	17.920.962
Neto de impuesto diferido	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	53.780.859	27.667.140
Partes relacionadas (Nota 17)	8.585.122	5.215.910
Otros	2.229.675	1.024.093
IVA de terceros retenido por pagar	918.252	740.529
Gastos acumulados por pagar	7.284.469	8.466.995
	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2005, el 65% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Ventas de bienes	373.406.646	382.426.108
Ingresos por alquileres	845.910	231.000
Ingresos por servicios	807.724	495.824
	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2005	2004
Depreciación y amortización	22.299.074	21.584.495
Costo de inventario reconocido en resultados	169.488.295	160.785.492
Beneficios a empleados	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2005

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

2004

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 846 millones de bolívares en 2005 (Bs. 231 millones en 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	2004
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2004
Cuentas por cobrar:		
MANPA Centroamérica, C.A. (negocio conjunto)	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.039
Turbogeneradores Maracay, C.A. *	6.921	-
	12.413.496	10.946.691
Cuentas por pagar:		
Simco Recycling, Inc. (negocio conjunto)	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	763.250	-
Turboven Maracay Company Inc. *	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	7.195
	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula N° 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula N° 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4 millones (Bs. 829,9 millones en el año 2004).

Retribuciones salariales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 5.349,7 millones (unos Bs. 4.458,1 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	2004
Retribuciones a corto plazo a administradores	4.814.730	4.012.275
Prestaciones post empleo	534.970	445.808
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2005 y 2004 representan aproximadamente el 20% y 21% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2005	**2004**
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.701	10.491
Inversiones disponibles para la venta	4.035	345
Cuentas por cobrar comerciales	1.325	8.937
Cuentas por cobrar a compañías relacionadas	5.600	5.482
Depósitos dados en garantía	3.500	1.320
Anticipos a proveedores y deudores diversos	1.372	1.556
	21.533	28.131

	2005	2004
	(En miles de US$)	
Pasivo:		
Documentos por pagar	-	1.295
Cuentas por pagar comerciales	19.576	11.027
Cuentas por pagar a compañías relacionadas	2.350	1.369
Gastos acumulados por pagar y otras	1.270	1.736
	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto

de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) N° 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Propiedades, planta y equipos - neto	476.304.208	(31.427.847)	1	444.876.361
Repuestos	6.587.480	(6.587.480)	1	-
Inversiones en asociadas y negocios conjuntos	4.020.200	(2.173.159)	2	1.847.041
Otros activos	1.390.042	(1.390.042)	3	-
Total activo no corriente	488.301.930	(41.578.528)		446.723.402
Otros activos circulantes	10.325.755	(10.325.755)	4	-
Gastos pagados por anticipado	885.614	(187.269)	9	698.345
Inventarios	42.434.480	(9.663.397)	1	32.771.083
Anticipos a proveedores	4.813.668	(961.416)	5	3.852.252
Efectos y cuentas por cobrar - neto	80.294.402	(897.290)	5	79.397.112
Inversiones disponibles para la venta	-	899.770	6	899.770
Efectivo y equivalentes de efectivo	23.142.558	(643.153)	6	22.499.405
Total activo corriente	161.896.477	(21.778.510)		140.117.967
TOTAL ACTIVO	650.198.407	(63.357.038)		586.841.369
PATRIMONIO DE LOS ACCIONISTAS	560.670.334	(127.084.311)		433.586.023

	Según normas CNV	Efecto transición a NIIF		Según NIIF
INTERESES MINORITARIOS	1.712.875	(1.712.875)	7	-
Otros pasivos y créditos diferidos	416.821	(416.821)	10	-
Apartado para prestaciones de antigüedad a largo plazo	9.691.114	(7.203.695)	9	2.487.419
Impuesto sobre la renta diferido pasivo	6.750.000	60.484.527	8	67.234.527
Total pasivo no corriente	16.857.935	52.864.011		69.721.946
Apartado para prestaciones de antigüedad a corto plazo	-	2.694.704		2.694.704
Cuentas por pagar	36.238.540	6.876.127	7	43.114.667
Documentos por pagar	2.486.040	-		2.486.040
Obligaciones y papeles comerciales	2.937.900	(47.690)	9	2.890.210
Préstamos a corto plazo	561.914	(561.914)		-
Pagarés y sobregiros bancarios	12.800.000	659.268	9	13.459.268
Dividendos por pagar	4.145.728	-		4.145.728
Impuestos por pagar	3.573.156	11.169.627	8	14.742.783
Gastos acumulados por pagar	8.213.985	(8.213.985)	9	-
Total pasivo corriente	70.957.263	12.576.137		83.533.400
TOTAL PASIVO	87.815.198	65.440.148		153.255.346
TOTAL PATRIMONIO Y PASIVO	650.198.407	(63.357.038)		586.841.369

Notas a la conciliación de saldos:

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.
2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).
3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.
4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Ingresos por ventas y otros	417.151.665	(33.998.733)	1	383.152.932
Costo de ventas	290.986.976	(20.131.150)	2	270.855.826
Utilidad bruta	126.164.689	(13.867.583)		112.297.106
Costos y gastos:				
Gastos de ventas	30.507.190	(8.225.017)	1	22.282.173
Gastos generales y administrativos	17.687.956	(79.870)	6	17.608.086
Utilidad en venta de activos	(47.023)	(294.728)	6	(341.751)
Utilidad en operaciones	78.016.566	(5.267.968)		72.748.598
Participaciones en resultados	(3.534.010)	3.164.743	3	(369.267)
Costos financieros	(3.235.011)	221.768	7	(3.013.243)
Ingresos financieros	466.638	(21.314)	7	445.324
Diferencias en cambio - neto	3.425.910	(471.217)	7	2.954.693
Otros ingresos (egresos):				
Provisión para inversiones	3.005.275	(2.638.964)	4	366.311
Pérdida en operaciones con títulos valores	(7.945.773)	534.498	7	(7.411.275)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	-	7	(417.348)
Comisiones ADR	-	(646.810)	7	(646.810)
Impuesto al débito bancario	(3.329.929)	223.998	7	(3.105.931)
Otros – neto	109.478	451.774	7	561.252
Resultado monetario del ejercicio	(2.866.206)	2.866.206	5	-
Utilidad antes de impuestos	63.695.590	(1.583.286)		62.112.304
Impuesto sobre la renta	(16.165.082)	(7.739.840)	6	(8.425.242)
Utilidad neta	47.530.508	6.156.554		53.687.062

Notas a la conciliación de saldos:

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.
3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. Eliminación de efecto por inflación (ver nota 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:

	Según normas CNV	Efecto transición a NIIF		Según NIIF
Actividades operacionales – Efectivo neto provisto	56.694.850	12.740.003	1	43.954.847
Actividades de inversión – Efectivo neto usado	(17.980.522)	(4.363.066)	2	(13.617.456)
Actividades de financiamiento – Efectivo neto usado	(27.711.221)	(2.688.536)	3	(25.022.685)
Efecto de inflación sobre el efectivo y equivalentes de efectivo	(4.147.985)	(4.147.985)	3	-
Efecto de devaluación sobre el efectivo y equivalentes de efectivo	-	(3.418.780)		3.418.780
Aumento de efectivo y equivalentes de efectivo	6.855.122	(1.878.364)	1	8.733.486
Efectivo y equivalentes de efectivo al inicio	16.287.436	2.521.517	3	13.765.919
Efectivo y equivalentes de efectivo al final	23.142.558	643.153	1	22.499.405

Notas a la conciliación de saldos:

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.

  Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de

cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

Impacto de la transición en el patrimonio consolidado:

	1° enero de 2004	**31 diciembre de 2004**
Patrimonio de los accionistas de acuerdo con las normas de la CNV	450.363.074	560.670.334
Registro de impuesto sobre la renta diferido	(76.992.673)	(71.237.333)
Efecto incorporación avalúo de propiedades, planta y equipo	29.842.868	(55.302.446)
Efecto de inflación sobre inventarios finales	(3.871.219)	(2.528.980)
Efecto incorporación de activos netos de Valores y Acciones 3103, C.A.	2.920.001	(5.183.332)
Efecto desconsolidación inventarios de Manpa Centroamérica	(2.772.786)	(3.485.350)
Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products	1.894.989	6.322.470
Efecto de traducción de filiales del exterior	4.158.715	3.486.025
Efecto de inflación sobre otras partidas no monetarias	(50.421)	(236.714)
Efecto de resultado sobre inversiones disponibles para la venta	-	156.935
Otros, neto	(544.643)	924.414
Patrimonio según balance general consolidado bajo NIIF	404.947.905	433.586.023


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

RECEIVED
2006 JUL 20 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Messrs.

PRESIDENT AND OTHER MEMBERS OF THE BOARD OF DIRECTORS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.

I, Alejandro Delfino T., in my capacity as Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. , do hereby formally submit the Demonstrative Table of Remunerations of Directors and of Executive Personnel for the year 2005, in compliance with the Standards Related to Periodic or Occasional Information that Needs to be Submitted by People Subject to Control by the National Securities and Exchange Commission.

In this connection, and pursuant to the provisions of Article 3 of the Standards Related to Periodic or Occasional Information that Needs to be Submitted by People Subject to Control by the National Securities and Exchange Commission and to the provisions of Article 20 of the Capital Market Law, we do hereby request the National Securities and Exchange Commission to keep confidential the information comprised in the abovementioned table as same is one of the critical aspects of the company in regard to the company management and, additionally, such information is not essential for investors to make decisions.

In Caracas, on the 26th day of April of 2006.

Sincerely,

Alejandro Delfino T. (signed) Illegible.

Executive President.

Phone 0212.901.23.13

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 27 PM 3:02. FILE. RECEIVED."-----------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May the 19th, 2006.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Sglénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas
Teléfonos: (0243) 2401096 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401370
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve



COMISION NACIONAL DE VALORES
2006 APR 27 PM 3:02
ARCHIVO
RECIBIDO

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA
DE LA COMISION NACIONAL DE VALORES
Presente.

Yo, Alejandro Delfino T, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) SACA, por medio de la presente hago entrega formal del Cuadro Demostrativo de Remuneraciones de Directores y del Personal Ejecutivo del año 2005, atendiendo a lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores.

En este sentido, y conforme a lo establecido en el artículo 3 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 20 de la Ley de Mercado de Capitales: Solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en el cuadro anteriormente mencionado, debido a que la misma constituye uno de los aspectos críticos de la compañía con relación a la administración de la empresa, y adicionalmente la misma no representa información básica para la toma de decisiones del público inversionista.

En Caracas, a los 26 días del mes de abril de 2006

Atentamente

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
teléfono: 0212.901.23.13

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo ...


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, March 29, 2006.

Messrs.

National Securities and Exchange Commission

Administration Division

City.-

This aims at requesting the balance of Manufacturas de Papel, C.A. (Manpa) S.A.C.A., corresponding to the Yearly Contribution we have been making since the year 1998.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

Phone 9012245/ Fax 9012317

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal

that reads as follows: "National Securities and Exchange Commission. 2006 March 30 AM 11:23. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2006.



JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 29 de marzo de 2006



Señores
Comisión Nacional de Valores
Dirección de Administración
Ciudad.-

El presente tiene como finalidad solicitar Estado de Cuenta de Manufacturas de Papel, C.A. (Manpa) S.A.C.A, correspondiente a la Contribución Anual que venimos realizando desde el año 1998.



Sin más que agregar.

Atentamente,

Leticia Level
Gerente Planificación Corporativa
llevel@manpa.com.ve
Teléfono 9012245 / Fax 90122317




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, April 5, 2006.

Messrs.

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

Attached hereto please find amendment to the text of the notice for the General Shareholder's Meeting to be held on April 21, 2006 at 11:00 a.m. that will be published in the national newspaper on April 16, 2006.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

NOTICE


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Company shareholders are called for the General Shareholder's Meeting to be held on April 21, 2006 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

1. Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.
2. Appointing the members of the Board of Directors for the next statutory period.
3. Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
4. Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
5. Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal at the company premises from April the 1st, 2006.

Caracas, April 16, 2006.

For the BOARD OF DIRECTORS.

For the BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman.

Translator's note:

At the upper right margin of the pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 April 5 PM 2:16. FILE. RECEIVED." ---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 19th, 2006.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



2006 APR -5 P 2:16
ARCHIVO RECIBIDO

Caracas, 5 de abril de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho



Adjunto al presente modificación realizada al texto de la convocatoria para la Asamblea General Ordinaria que se efectuará el día 21 de abril de 2006 a las 11:00 a.m., que será publicada en la prensa nacional el día 16 de abril de 2006.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente



Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

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Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 21 de abril de 2006, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006.

Caracas, 16 de abril de 2006

Por LA JUNTA DIRECTIVA



CARLOS DELFINO T.
Presidente